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                                                                      EXHIBIT 12

                RYDER SYSTEM, INC. AND CONSOLIDATED SUBSIDIARIES
                       RATIO OF EARNINGS TO FIXED CHARGES
                             CONTINUING OPERATIONS
                             (Dollars in thousands)

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
                                                        Six Months                       Years ended December 31,
                                                   --------------------   -------------------------------------------------------
                                                     1998         1997       1997        1996       1995        1994       1993
                                                   --------     -------   ---------    -------     -------     -------    -------
EARNINGS:
  Earnings before income taxes                     $137,225     128,222     263,952     (6,030)    217,985     207,071    174,180
  Income taxes of unconsolidated subsidiary              --          --          --         88         204         114        138
  Fixed charges                                     143,531     139,132     272,964    304,199     276,685     198,849    174,553
  Less: Interest capitalized                           (356)         --        (249)       (58)       (304)       (106)      (107)
                                                   --------     -------     -------    -------     -------     -------    -------
     Earnings available for
        fixed charges (A)                           280,400     267,354     536,667    298,199     494,570     405,928    348,764
                                                   --------     -------     -------    -------     -------     -------    -------

FIXED CHARGES:
  Interest expense, net                              97,511      96,664     189,361    206,636     193,559     144,652    124,166
  Interest capitalized                                  356          --         249         58         304         106        107
  Interest income included in
   interest expense                                     715       1,045       1,831      4,200       1,054         165         87
  Costs associated with sale of receivables           3,026       2,805       5,610     13,203      14,764       8,039      6,000
  Portion of rents representing
   interest expense                                  41,923      38,618      75,913     80,102      67,004      45,887     44,193
                                                   --------     -------     -------    -------     -------     -------    -------
     Total fixed charges (B)                       $143,531     139,132     272,964    304,199     276,685     198,849    174,553
                                                   --------     -------     -------    -------     -------     -------    -------

RATIO OF EARNINGS TO FIXED CHARGES (A)/(B)             1.95        1.92        1.97       0.98        1.79        2.04       2.00
                                                   ========     =======     =======    =======     =======     =======    =======

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